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                                  EXHIBIT 11.1


                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                 Statement re Computation of Per Share Earnings

The following table sets forth the computation of basic earnings per share:

                                July 31, 1998        July 31, 1999         July 31, 2000         July 31, 2001
Numerator:
  Net income                        101,543              140,734               556,599              508,684

Denominator:
  Basic common shares
  Outstanding                         1,048                1,188                 1,381                1,534

Basic earnings per share              96.89               118.46                403.04               331.61